KENNETH STRICK, Esq.
...netto Park Road, Suite 303-N, Boca Raton, FL 33433
...520, ext. 104 *Fax: (561) 620-9530*


06018440

November 7, 2006

SUPPL

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F. Street, N.E.
Washington D.C. 20549
Mail Stop: Room 3628

Re: Koninklijke Numico NV; SEC Exemption No. 82-5015
CIK: 0001113690

Ladies and Gentlemen:

Please note that Koninklijke Numico NV has a new office location and address. Kindly change your file and electronic records so that the following address and contact information are reflected for the Company:

Business Address
Koninklijke Numico NV
WTC Schiphol Airport, Tower E
Schiphol Boulevard 105
1118 BG Schiphol Airport
The Netherlands
PH: 011-31-20-456-9000
FX: 011-31-20-456-8000

Mailing Address
Koninklijke Numico NV
PO Box 75538
1118 ZN Schiphol Airport
The Netherlands
PH: 011-31-20-456-9000
FX: 011-31-20-456-8000

Please date stamp the enclosed copy of this letter and return it to the undersigned in the enclosed pre-paid self-addressed envelope.

If you have any questions, please do not hesitate to contact me at 561-620-9520, ext. 104.

Sincerely,

Kenneth Strick
Counsel for Koninklijke Numico NV

Enc.

11/14